Exhibit 99.(I)

FOR IMMEDIATE RELEASE

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

(“BLADEX”)

ANNOUNCES SUBSCRIPTION PRICE FOR RIGHTS OFFERING

Panama City, Republic of Panama, June 18, 2003—Banco Latinoamericano de Exportaciones, S.A. (“BLADEX” or the “Bank”) (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, announced today that the subscription price for shares of the Bank’s Class A, Class B and Class E common stock purchased pursuant to its rights offering will be $6.68 per share. The expiration date of the rights offering is June 20, 2003.

The subscription price of $6.68 is the lowest of the three averages of the last reported sales price of a Class E share on the New York Stock Exchange for three periods consisting of 90, 30 and 10 trading days, respectively, each ending on June 18, 2003.

On June 18, 2003, the last reported sale price of a Class E share of the Bank on the New York Stock Exchange was $7.52 per share.

For further information regarding the Bank and its rights offering, please contact the Information Agent for this offering, MacKenzie Partners, Inc., at (800) 322-2885 or call collect at (212) 929-5500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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To obtain a written prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, please contact the Information Agent or:

Carlos Yap S.

Senior Vice President, Finance

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

Head Office

Calle 50 y Aquilino de la Guardia

Apartado 6-1497 El Dorado

Panama City, Republic of Panama

Tel No. (507) 210-8581

Fax No. (507) 269 6333

E-mail Internet address: cyap@blx.com

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William W. Galvin

The Galvin Partnership

76 Valley Road

Cos Cob, CT 06807

U.S.A.

Tel No. (203) 618-9800

Fax No. (203) 618-1010

E-mail Internet address: wwg@galvinpartners.com